Exhibit 2.b.

Option Agreement

This Option Agreement is entered into and becomes effective as of February 10, 2010, by and between:

Mineração Naque S.A., a company incorporated under the laws of Brazil, with headquarters at Av. Graça Aranha, 26, 3rd floor - part, in the City of Rio de Janeiro, State of Rio de Janeiro, Brazil, enrolled with the Taxpayers’ Registry under No. 33.931.486/0001-30, hereby represented in accordance with its by-laws (“Purchaser”); and, on the other side,

The Mosaic Company, a company incorporated under the laws of Delaware, United States of America, with headquarters at Atria Corporate Center, Suite E490, 3033 Campus Drive, Plymouth, MN 55441, USA, hereby represented in accordance with its by-laws (“Mosaic”)

(Purchaser and Mosaic hereinafter also referred to jointly as “Parties” and severally as “Party”); and

as a guarantor for the obligations undertaken herein by Purchaser and as a party for the purposes of the obligations specifically undertaken by it, Vale S.A., a company incorporated under the laws of Brazil, with headquarters at Av. Graça Aranha, 26, in the City of Rio de Janeiro, State of Rio de Janeiro, enrolled with the Taxpayers’ Registry under No. 33.592.510/0001-54, hereby represented in accordance with its by-laws (“Vale”); and

in the capacity of an intervening party and as a party for the purposes of the obligations specifically undertaken by it, Mosaic Fertilizantes do Brasil S.A., a company incorporated under the laws of Brazil, with headquarters at Av. Morumbi, 8234, in the City of São Paulo, State of São Paulo, Brazil, enrolled with the Taxpayers’ Registry under No. 61.156.501/0001-56, hereby represented in accordance with its by-laws (“Mosaic Brazil”)

WHEREAS:

(i)	Purchaser entered into a purchase agreement with Bunge Fertilizantes S.A. and Bunge Brasil Holdings B.V. to acquire Bunge Group’s fertilizer business in Brazil, through the acquisition of 100% of the outstanding shares issued by Bunge Participações e Investimentos S.A. (“BPI”), a company which owns certain phosphate rock and phosphate assets and with a direct and indirect stake in Fertilizantes Fosfatados S.A – Fosfertil, a company incorporated under the laws of Brazil, with headquarters at Rodovia Estrada da Cana, Km 11, in the City of Uberaba, State of Minas Gerais, enrolled with the Taxpayers’ Registry under No. 19.443.985/0001-58 (“Fosfertil”);

(ii)	BPI holds shares of Fertifos Administração e Participação S.A., a company incorporated under the laws of Brazil, with headquarters at Av Eng. Luiz Carlos Berrini, 1.681, 9th floor, suite 91/92, in the City of São Paulo, State of São Paulo, enrolled with the Taxpayers’ Registry under No. 69.021.251/0001-59 (“Fertifos”), representing 52.34% of its capital stock and shares of Fosfertil representing 12.65% of its capital stock, being 13.44% of the total preferred shares and 11.12% of the total common shares of Fosfertil (the “BPI Shares”);

(iii)	Fertifos is the holder of 43.86% of the outstanding preferred shares, 81.53% of the outstanding common shares and 56.73% of the total capital stock of Fosfertil;

(iv)	through Mosaic Brazil, Mosaic currently holds political and dividend rights over 6,395,367,560 shares of Fertifos, representing 33.43% of its capital stock (the “Fertifos Shares”). Out of the Fertifos Shares, Mosaic owns 6,330,133,560 shares (the “Mosaic Shares”) and the remaining 65,234,000 shares are owned by Cargill Agrícola S.A. (the “Cargill Shares”), over which shares Mosaic enjoys usufruct rights, according to a certain Usufruct Agreement dated December 31, 2008;

(v)	through Mosaic Brazil, Mosaic also controls 5,554,818 shares of Fosfertil representing 1.34% of its capital stock, being 5,554,420 preferred shares, representing 1.99% of the total preferred shares of Fosfertil, and 398 common shares of Fosfertil, representing 0.0003% of the total common shares of Fosfertil (the “Fosfertil Shares”);

(vi)	in addition to the Fertifos Shares, the Fosfertil Shares and the Cargill Shares, Mosaic Brazil also holds operations which include the production and the distribution of fertilizers, which are not included in the scope of this Agreement;

(vii)	as soon as possible after the date hereof and prior to the Closing, Mosaic shall cause Mosaic Brazil to segregate the Shares from its distribution and production assets into one newly-created company — New Mosaic Brazil — that shall hold, at the Closing Date, only the Shares, free and clear of any Liens;

(viii)	after the segregation, Mosaic, directly or through its wholly-owned subsidiaries, shall then become the legal owner of 100% of the equity capital of New Mosaic Brazil (“Equity Holdings”), free and clear of any Liens;

(ix)	Purchaser is interested in purchasing the Equity Holdings and Mosaic is interested in selling or causing its Affiliates to, directly or indirectly, sell the Equity Holdings to Purchaser,

NOW, THEREFORE, in consideration of the covenants and agreements contained herein, the Parties decide to enter into this Option Agreement (the “Agreement”), in accordance with the following rules and conditions:

1.	Definitions. In addition to the terms otherwise defined in this Agreement the following terms shall have the following meanings when used herein:

“Affiliate” means, in relation to any Party, any person or entity (i) which, on this date or on the Closing Date, directly or indirectly, in Brazil or abroad, through one or more intermediates, controls, is controlled by, or is under common control of that Party, or (ii) the accounts of which, as of such date are, or would be under accounting standards applicable to such Party, consolidated with those of such Party in such Party’s consolidated financial statements; provided, however, that, for the purposes of this Agreement, a Person shall only be considered an Affiliate of Vale or Mosaic, as the case may be, if such Person is, directly or indirectly, controlled by Vale or Mosaic, as the case may be. For the purpose of this definition, the term “control” means, by ownership, contract or otherwise, (i) holding rights which assure, on a permanent basis, majority of votes in the resolutions of the general meetings and the power to elect the majority of the administrators of the entity at hand; and (ii) effectively using the powers held to direct the corporate activities and guide the running of the management bodies of the entity at hand. The terms “controlled by,” and “under common control with” shall have correlative meanings. For the avoidance of doubt, following the Closing Date, New Mosaic Brazil shall become a Purchaser’s Affiliate.

“Bunge Fertilizer Business” means the phosphate rock and phosphate assets of the Bunge Group in Brazil.

“Bunge Group” means Bunge Limited, a company incorporated under the laws of Bermuda, and its Affiliates.

“Business Day” means a day (other than a Saturday or a Sunday) on which banks are open for general business in the City of São Paulo and in the City or Rio de Janeiro, in Brazil, as well as in the City of Minneapolis, United States of America.

“Closing Date” means the date mutually agreed between the Parties on which the Closing (as defined in Section 7) occurs, which date shall not be later than five (5) Business Days following the date on which Mosaic receives the Call Option Notice or Purchaser receives the Put Option Notice.

“Closing Equity Holdings” means 100% (one hundred per cent) of the shares or quotas representing the equity capital of New Mosaic Brazil, and which shall be transferred to Purchaser on the Closing Date, free and clear of any Liens; provided, however, that if the Mosaic Reorganization has not been completed prior to the Closing Date, at the election of Purchaser to which Mosaic already agrees, only the Shares shall be deemed to be the Closing Equity Holdings for the purposes of this Agreement.

“Conditions for Closing” means the conditions precedent set forth in Sections 6.1 and 6.2, unless waived in accordance with Section 6.3.

“Disclosure Schedule” means the separate Disclosure Schedules separately delivered by Mosaic to Purchaser contemporaneously herewith.

“Final Exercise Date” means ten (10) Business Days following the Initial Exercise Date.

“Initial Exercise Date” means the date on which the Triggering Event occurs.

“Interim Period” means the period between the date hereof and the Closing Date.

“Lien” shall mean any mortgage, pledge, lien (statutory or otherwise and including, without limitation, tax liens), security interest, easement, right of way, limitation, claim, restriction, right, option, conditional sale or other title retention agreement, charge or encumbrance of any kind or nature, judicial or otherwise.

“New Mosaic Brazil” means a wholly-owned subsidiary, to be created by Mosaic in Brazil as soon as practicably possible but prior to the Closing, to receive the Shares after being segregated from Mosaic Brazil’s other businesses and operations, without any obligation or liability, contingent or not.

“Purchase Price” means the total price to be paid by Purchaser to Mosaic or to its permitted assigns for the Closing Equity Holdings, as set forth in Section 4 of this Agreement, concurrently with the transfer of the Closing Equity Holdings.

“Shares” means the Fertifos Shares, the Fosfertil Shares and the Cargill Shares, which, in any case, subject to Purchaser’s compliance of its obligations under Section 5.1(i), shall be owned by New Mosaic Brazil at the Closing free and clear of any Liens, and which shall also include any other shares and/or quotas that may be created, issued or in any manner attributed to Mosaic and/or to any Affiliate of Mosaic to replace the Fosfertil

Shares, the Fertifos Shares and/or the Cargill Shares as a result of any corporate reorganization implemented prior to the Closing; for clarification purposes, the Shares may also mean Equity Holdings or Closing Equity Holdings, depending on the context.

“Triggering Event” means (i) the closing of the acquisition by Purchaser or by any of its Affiliates of 100% of the shares of the capital stock of BPI, to be informed to Mosaic upon delivery by Purchaser of a written notice, and the completion of the Mosaic Reorganization, to be informed to the Purchaser upon delivery by Mosaic of the Reorganization Completion Notice; or (ii) the closing of the acquisition by Purchaser or by any of its Affiliates of 100% of the shares of the capital stock of BPI, to be informed to Mosaic upon delivery by Purchaser of a written notice, and the termination of the period of one hundred and twenty (120) days counted from the date hereof, as the same may be extended pursuant to Section 7.4, whichever occurs first.

2.	Call Option:

2.1.	Mosaic hereby irrevocably grants to Purchaser a call option to acquire the Equity Holdings for the Purchase Price, to be exercised at the time and in the manner and pursuant to the conditions set forth herein with due observance of the provisions set forth in Section 17.1 (the “Call Option”).

2.2.	Purchaser shall be entitled to exercise the Call Option at any time between the Initial Exercise Date and the Final Exercise Date, upon delivery of a written notice to Mosaic by Purchaser of its decision to exercise the Call Option and acquire the Equity Holdings for the Purchase Price (as defined in Section 4) (the “Call Option Notice”).

2.3.	In the Reorganization Completion Notice Mosaic shall include the information to Purchaser of the bank account(s) to which the Purchase Price shall be transferred, provided, however, that payment of the Purchase Price to Mosaic shall occur concurrently with the transfer of the Closing Equity Holdings to Purchaser, and the Purchaser shall accept the transfer of the Closing Equity Holdings on the Closing Date.

2.3.1.

Notwithstanding each Party’s right to specific performance of this Agreement, (i) should Mosaic, for any reason whatsoever, other than in compliance with court’s or competition authorities’ orders and/or decisions preventing the Closing, fail to take the necessary actions to transfer the Closing Equity Holdings within the 5-Business Day period following receipt of the Call Option Notice by Purchaser, then Mosaic shall be liable to Purchaser for a non compensatory penalty (“multa de mora”, não compensatória) in the amount of US$250,000.00 per day, for a maximum of fifteen (15) days, which total amount shall therefore be limited to US$3,750,000.00; and (ii) should Purchaser, for any reason whatsoever, other than in compliance with court’s or competition authorities’ orders and/or decisions, preventing the Closing, fail to accept the transfer of the Closing Equity Holdings and/or fail to transfer the Purchase Price to Mosaic or to any of its permitted assigns within the above mentioned 5-Business Day period, then Purchaser shall be liable to Mosaic for a non compensatory penalty (“multa de mora”, não compensatória) in the amount of US$250,000.00 per day, for a maximum of fifteen (15) days, which total amount shall therefore be limited to US$3,750,000.00.

3.	Put Option:

3.1.	Purchaser hereby irrevocably grants to Mosaic a put option to sell all of the Equity Holdings for the Purchase Price, to be exercised at the time and in the manner and pursuant to the conditions set forth herein (the “Put Option” and, together with the Call Option, each and indistinctly an “Option”).

3.2.	Mosaic shall be entitled to exercise the Put Option within a term of 10 Business Days following the Final Exercise Date, upon delivery of a written notice to Purchaser of its decision to exercise the Put Option and require Purchaser to acquire the Equity Holdings on the Closing Date for the Purchase Price (the “Put Option Notice”). The Put Option Notice shall also inform Purchaser of the bank account(s) to which the Purchase Price shall be transferred.

3.3.	Upon receipt of the Reorganization Completion Notice by Purchaser, Mosaic shall transfer or cause the transfer of the Closing Equity Holdings to Purchaser, and the Purchaser shall accept the transfer of the Closing Equity Holdings on the Closing Date.

3.3.1.

Notwithstanding each Party’s right to specific performance of this Agreement, (i) should Mosaic, for any reason whatsoever, other than in compliance with court’s or competition authorities’ orders and/or decisions, preventing the Closing, fail to take the necessary actions to transfer the Closing Equity Holdings within the 5-Business Day period following receipt of the Put Option Notice by Purchaser, then Mosaic shall be liable to Purchaser for a non compensatory penalty (“multa de mora”, não compensatória) in the amount of US$250,000.00 per day, for a maximum of fifteen (15) days, which total amount shall, therefore, be limited to

US$3,750,000.00; and (ii) should Purchaser, for any reason whatsoever, other than in compliance with court’s or competition authorities’ orders and/or decisions, preventing the Closing, fail to accept the transfer of the Closing Equity Holdings and/or fail to transfer the Purchase Price within the above mentioned 5-Business Day period then Purchaser shall be liable to Mosaic for a non compensatory penalty (“multa de mora”, não compensatória) in the amount of US$250,000.00 per day, for a maximum of fifteen (15) days, which total amount shall, therefore, be limited to US$3,750,000.00.

4.	Price.

4.1.	The Purchase Price for the Equity Holdings shall be the aggregate of U.S. $1,029,811,129.77. The Purchase Price was calculated based on a price of U.S.$12.0185 per share for each of the preferred shares of Fosfertil controlled by Mosaic (directly or indirectly) (the “Mosaic Fosfertil Preferred Shares”) and U.S.$12.0185 per share for each of the common shares of Fosfertil controlled by Mosaic (directly or indirectly) (the “Mosaic Fosfertil Common Shares”).

4.2.	The Purchase Price was determined considering that the amount attributed for each of the Fertifos Shares, each of the Mosaic Fosfertil Preferred Shares and each of the Mosaic Fosfertil Common Shares shall not be lower than the highest price (expressed in U.S. dollars) per share paid by Purchaser or any of its Affiliates, or payable by Purchaser or any of its Affiliates under any option or other right to acquire (whether or not presently exercisable or subject to conditions and whether in existence at the date of this Agreement or at any date through the Closing Date), for any other shares of capital stock of Fertifos, any other preferred shares of Fosfertil or any other common shares of Fosfertil, respectively; provided, however, that (i) any benefits, discounts or advantages directly or indirectly attributed or that may be attributed to any other shareholder of Fertifos and/or Fosfertil as a result of any relationships of such shareholders, other than the purchase of shares of Fosfertil, Fertifos or BPI, shall not be considered for the determination of the Purchase Price; and (ii) Mosaic hereby acknowledges that any changes or variations in relation to the Purchase Price for the purposes of this Section 4.2. shall be disregarded, provided such changes or variations arise in connection with (a) the price per share to be paid to the minority shareholders of Fosfertil as a result of a mandatory tender offer duly approved by the Brazilian Securities Commission (Comissão de Valores Mobiliários or “CVM”), and (b) any variation of the Purchase Price in Brazilian Reais resulting from exchange variation (USD x BRL).

4.3.	The Purchase Price shall be paid by Purchaser to Mosaic or to its permitted assigns, on the Closing Date, by wire transfer of immediately available funds to the bank account indicated by Mosaic not less than five (5) Business Days before the Closing Date subject to retention with respect to withholding tax as required pursuant to applicable Brazilian tax laws.

4.3.1.	Mosaic shall notify the Purchaser indicating the amount of taxes to be collected, attaching a copy of the registration of the relevant foreign direct investment(s) (RDE-IED) with the Central Bank of Brazil or the relevant documentation evidencing the respective acquisition cost. Mosaic shall be solely responsible for the calculation of the amount of taxes that may be required to be withheld. Mosaic shall fully indemnify and hold Purchaser and its Affiliates harmless, without limitation of time or amount, from any and all costs, expenses, fees, losses or damages Purchaser and its Affiliates may incur deriving from or relating to any tax assessment, disputes or obligations imposed on or against them, in connection with the tax withholding obligation referred to above.

4.4.	None of the Parties or of their permitted assigns have received or shall be entitled to receive any amount from the other Party as a payment for the granting of this Option.

5.	Certain Covenants of the Parties

5.1.	As a material inducement for Mosaic to enter into this Agreement, Purchaser and Vale hereby covenant and agree with Mosaic that:

(i)	Purchaser shall waive, and/or shall obtain the waiver of all shareholders of Fertifos, of any preemptive or first refusal right on the transfer of the Shares to Purchaser or to Mosaic, respectively, or any of their permitted assigns;

(ii)

Purchaser shall (a) obtain the agreement of BPI and of its Affiliate and their relevant administrators, for the termination and mutual release for the subject matters involved in the lawsuits No. 583.00.2006.163669-0 (and respective appeals – RESP 1.102.424, RESP 1.102.425, RESP 1.102.426, RESP 1.103.634, AI 725004, AI 719632, AI 725081 and AI 719573), 583.00.2007.156526 (and respective appeal Apelação nº 674.760.4/3-00), 583.00.2006.242287-3 (and respective appeal Apelação nº 675.626.4/0-00), 583.00.2008.140900-5, 583.00.2009.221674-6, 583.00.2007.140805-5 and 186.765-0/9, as well as for any other relating to the corporate reorganization of

Fosfertil and to certain actions taken by Fertifos’ and Fosfertil’s managements (the “Existing Lawsuits”) in the terms of the petitions attached hereto as Exhibit 5.1(ii) or a document or commitment within substantially the same scope and purpose and effect, as previously approved by Mosaic in writing, or (b), alternatively, at the option of Purchaser, Mosaic shall assign to Purchaser or to any of its Affiliates, all of Mosaic’s and/or its Affiliates’ rights and obligations with respect to the Existing Lawsuits, in which case Purchaser shall hold Mosaic and its Affiliates (and any of their directors, officers, employees, agents or other person who served as a director or officer of Fertifos or Fosfertil at the request of Mosaic) harmless against any Losses which Mosaic and its Affiliates (and any such director, officer, employee, agent or other person) may incur in connection with or as a result of the Existing Lawsuits or the matters related thereto.

5.2.	As a material inducement for Purchaser and Vale to enter into this Agreement, Mosaic hereby covenants and agrees with Purchaser and Vale that, on or before the Closing Date:

(i)	New Mosaic Brazil (or any other Mosaic Affiliate) shall be a direct or indirect wholly-owned subsidiary of Mosaic and shall be the owner of the Shares, free and clear of any Liens;

(ii)	on the Closing Date, New Mosaic Brazil shall not own any assets other than the Shares and shall not hold any obligation or liability of any nature whatsoever, reflected or not in its accounting books, contingent or not;

(iii)	subject to Purchaser’s compliance with its obligations set forth in Section 5.1.(i), Mosaic shall acquire or cause any of its Affiliates to acquire the Cargill Shares and such Cargill Shares shall be transferred to Purchaser free and clear of any and all liens, encumbrances, options, attachments, pledges, charges or interests of whatever nature; and

(iv)	subject to Purchaser’s compliance with its obligations set forth Section 5.1.(ii), Mosaic shall file or shall cause the filing of such petitions with the competent Courts and/or take any other act necessary for the termination of the Existing Lawsuits.

6.	Conditions Precedent to the Options

6.1.	Parties agree that, as a condition precedent to Purchaser’s right to have the Closing Equity Holdings transferred to it:

(i)	the Purchaser and Vale shall have accomplished all of the actions set forth in items (i) and (ii) of Section 5.1;

(ii)	Mosaic shall have caused Mosaic Brazil to expressly waive, in writing, the preemptive and first refusal rights to which it is entitled under the Fertifos By-laws and the Shareholders Agreement referred to in Section 8.2; provided, however, that upon the Closing, Mosaic shall be deemed to have automatically waived such rights;

(iii)	Mosaic shall have acquired, or shall have caused any of its Affiliates to acquire, the Cargill Shares, subject to Purchaser’s compliance of its obligations under Section 5.1(i), and such Cargill Shares shall be free and clear of any and all liens, encumbrances, options, attachments, pledges, charges or interests of whatever nature; and

(iv)	Mosaic shall have sent to Purchaser the Reorganization Completion Notice or the 240-day period set forth in Section 7.4 shall have elapsed.

6.2.	Parties agree that, provided that Purchaser has complied with its obligations under Section 5.1(i), as a condition precedent to Mosaic’s right to exercise the Put Option, Mosaic shall have accomplished the action set forth in Section 5.2(i).

6.3.	Each Party may, at its own and exclusive discretion, waive in writing, in whole or in part, the compliance by the other Party with any of the above conditions precedent. Any waiver shall (i) bind the Parties for all purposes of this Agreement and the applicable law; (ii) not imply a waiver of any other condition precedent which has not been expressly waived by such Party; and (iii) not limit any right of any Party under this Agreement, including, but not limited to, the pursuit of such remedies as may be available under applicable law for any breach of any of the covenants set forth in Section 5, irrespective of any waiver under this Section 6.

6.4.	Within three (3) Business Days following completion of each of the covenants set forth in Section 5.1 and Section 5.2(i), the relevant Party shall send a notice to the other Party confirming completion thereof (each a “Condition Precedent Notice”).

7.	Closing.

The closing of the transactions contemplated by Sections 2 and 3 (the “Closing”) shall take place on the Closing Date at the offices of Ulhôa Canto Rezende e Guerra Advogados, at Avenida Brigadeiro Faria Lima 1847, City of São Paulo, State of São Paulo, Brazil, at 10:00 am.

7.1.	At Closing:

(A)	Mosaic shall (i) execute or cause any of its Affiliates to execute the relevant share transfer term(s) in the share transfer book(s) (livro de transferência de ações nominativas) and any other documents required for the transfer of the Closing Equity Holdings; (ii) execute and deliver or cause any of its Affiliates to execute and deliver to Purchaser all such other corporate document(s) and other instruments, duly executed by Mosaic or by any of its Affiliates, as may be reasonably requested by Purchaser to formalize the transfer of the Closing Equity Holdings and consummate the transactions contemplated hereby; and (iii) cause the directors, officers, employees, agents or person who served as a director or officer of Fertifos or Fosfertil at the request of Mosaic to deliver their correspondent resignation letters as regards their board/management positions in Fosfertil and Fertifos; and

(B)	Purchaser shall: (i) deliver to Mosaic the Purchase Price according to Section 4.3; (ii) execute the relevant share transfer term(s) in the share transfer book(s) (livro de transferência de ações nominativas) and any other documents required for the transfer of the Closing Equity Holdings; (iii) execute and deliver to Mosaic all such other corporate document(s) and other instruments, duly executed by Purchaser or by any of its Affiliates, as may be necessary and reasonably requested by Mosaic to consummate the transactions contemplated hereby; and (iv) cause Fertifos and Fosfertil to call general shareholders’ meetings to be held within the shortest possible period of time to replace Fertifos’ and Fosfertil’s board/management members appointed by Mosaic who will have resigned to their positions according to Section 7.1.A.iii.

7.2.	The Parties shall execute and perform any and all such acts and things as the Parties may deem necessary or appropriate for the purposes of the proper implementation of this Agreement including, but not limited to, the relevant amendments to the by-laws or any other corporate documents as may be necessary to complete the transactions contemplated herein.

7.3.	Within a term of two (2) Business Days following the completion of a reorganization, which includes, among other things, the matters described in Whereas (vii) and (viii) and resulting in the fulfillment of the condition set forth in Section 5.2. (i) and (ii) above (the “Mosaic Reorganization”), but no later than one hundred and twenty (120) days after the date hereof, which term may be extended according to Section 7.4, Mosaic shall send a notice to Purchaser confirming such completion (“Reorganization Completion Notice”).

7.4.	Notwithstanding the provisions set forth in Section 7.3 above, if upon the elapsing of a term of one hundred and ten (110) days following the date hereof, the Mosaic Reorganization is not completed, then Mosaic shall be entitled to postpone, upon a notice with a reasonable justification, the term for completion of the Mosaic Reorganization upon a written notice sent by Mosaic to Purchaser in this respect; provided, however, that under no circumstance Mosaic will be entitled to postpone the Closing to a date later than five (5) Business Days following a 240-day period from the date hereof.

7.5.	Notwithstanding anything to the contrary provided for in this Agreement, if the Mosaic Reorganization has not been completed within the 240-day period referred to in Section 7.4 or in case Mosaic has not sent to Purchaser the Reorganization Completion Notice, only the Shares shall be deemed as the Closing Equity Holdings for the purposes of the exercise of the Call and Put Options granted in this Agreement, in which case Mosaic Brazil and/or any Affiliate thereof, including without limitation New Mosaic Brazil, shall be unconditionally bound by this Agreement to proceed without delay with the transfer of the Shares to Purchaser upon receipt of the Purchase Price.

7.6.	Any of Mosaic’s Affiliates which receives any of the Closing Equity Holdings as a result of the Mosaic Reorganization, shall, for all purposes, be considered jointly and severally liable for any obligations undertaken hereby by Mosaic.

8.	Representations, Warranties and Waivers.

8.1.	Purchaser has or will have available, at or prior to the Closing Date, sufficient cash in immediately available funds to satisfy all of its obligations under this Agreement and all costs, fees and expenses necessary to consummate the transactions contemplated by this Agreement. Purchaser expressly acknowledges and agrees that its obligations to consummate the transactions contemplated by this Agreement are not subject to any condition or contingency with respect to financing.

8.2.	Mosaic represents and warrants that (i) the Fosfertil Shares, the Fertifos Shares and the Cargill Shares have been duly and validly issued and are outstanding, fully paid and non-assessable; (ii) Mosaic Brazil is the record owner of, and has legal title to, (a) the Mosaic Shares, which represent 33.09% of the capital stock of Fertifos, and (b) the Fosfertil Shares, which represent 1.34% of the capital stock of Fosfertil, being 1.99% of its preferred shares and 0.0003% of its common shares, all free and clear of any liens, encumbrances, attachments, pledges, options, charges, commitments or interests of any kind or nature whatsoever, judicial or otherwise, other than the rights of first refusal set forth in Fertifos By-laws and in a certain Shareholders Agreement of Fertifos entered into on November 7, 2001; (iii) provided that Purchaser has complied with its obligations under Section 5.1(i), on the Closing Date, Mosaic or any of its Affiliates shall be the record owner and have legal title to the Closing Equity Holdings, which shall be duly and validly issued and outstanding, fully paid and non-assessable, free and clear of any liens, encumbrances, attachments, pledges, options, charges, commitments or interests of any kind or nature or whatsoever, judicial or otherwise (other than as a result of this Agreement); (iv) Mosaic Brazil holds political and dividend rights over the Cargill Shares which represent 0.34% of the capital stock of Fertifos, all free and clear of any liens, encumbrances, attachments, pledges, options, charges, commitments or interests of any kind or nature whatsoever, judicial or otherwise, other than the rights of first refusal set forth in the above mentioned Fertifos By-laws and Shareholders Agreement and the rights under the Usufruct Agreement referred to in the Whereas (iv) herein and, on the Closing Date, such Cargill Shares shall be held by Mosaic or any of its Affiliates, duly and validly issued and outstanding, fully paid and non-assessable, free and clear of any liens, encumbrances, attachments, pledges, options, charges, commitments or interests of any kind or nature or whatsoever, judicial or otherwise; (v) each of Mosaic and any of its Affiliates does not hold, directly or indirectly, any shares of the capital stock of Fertifos or Fosfertil nor any rights, options or securities convertible into Fertifos or Fosfertil shares or any rights deriving therefrom, except for the Equity Holdings; (vi) neither Mosaic nor any of its Affiliates holds any credits against Fertifos or Fosfertil of any nature whatsoever other than those listed in item 8.2 of the Disclosure Schedule; (vii) on the Closing Date, any Mosaic Affiliate which becomes the direct owner of the Shares, including but not limited to New Mosaic Brazil, shall not have any assets, other than the Shares, nor any obligations or liabilities of any nature whatsoever, contingent or not; and (viii) provided that Purchaser has complied with its obligations under Section 5.1(i), from the date hereof and up to and including the Closing Date any preemptive right or right of first refusal relating to the shares of the capital stock of Fertifos shall be suspended, and therefore may not be exercised, and, upon the Closing, shall be deemed to have been waived automatically.

8.3.	Each Party, on its behalf and on behalf of its Affiliates, represents and warrants that (i) it is duly organized and validly existing in good standing under the laws of its jurisdiction of formation and, other than the competition authorities approvals set forth in Section 18, has full power and authority and possesses all governmental authorizations and approvals necessary to execute and deliver this Agreement and all other documents executed in connection herewith and to consummate the transactions contemplated hereby and thereby; (ii) this Agreement and any documents to be executed in connection herewith have been duly authorized by the boards of directors of Vale and Mosaic, are valid, binding and enforceable against the Parties in accordance with their respective terms except as the enforceability thereof may be limited by applicable bankruptcy or insolvency laws or by a court’s exercise of its equitable powers, and are not in contravention of (x) any law, rule, regulation or agreement by which the Parties or any of its assets are bound, other than certain financing agreements Mosaic Brazil has entered into (including with the Brazilian Development Bank - BNDES), which listed in item 8.3 of the Disclosure Schedule, or (y) such Party’s organizational documents.

8.4.	Representations and warranties given by any Party under this Agreement shall be true and correct in all material respects on the date hereof , and Vale and Purchaser, on the one hand, and Mosaic, on the other hand, shall take the necessary measures to assure that their respective representations and warranties are correct in all material respects on the Closing Date. Notwithstanding the above, Parties acknowledge that representations under Sections 8.2(ii) and 8.2(iii) may be amended due to shareholding composition changes resulting from the Mosaic Reorganization, provided that such amendment can only refer to the holder of the Closing Equity Holdings.

9.	Hold Harmless and Indemnity

9.1.

Mosaic and Mosaic Brazil hereby jointly and severally undertake to indemnify and hold Purchaser, Vale and its Affiliates and any of their directors, officers, employees or agents harmless, from and against any and all claims and/or liabilities, damages, penalties, judgments, assessments, losses, liens (including any attachment, seizure or any other type of constraint), costs and expenses, including attorneys’ fees (“Losses”), arising out of or relating to (i) any claims, lawsuits and/or investigation procedures which may be brought up or proposed against Purchaser and/or any of its Affiliates and/or any of their directors, officers, employees, agents or other person, by any third party or authority, as a result of or in connection with the Mosaic Reorganization (including, without limitation, by virtue of succession or assumption of liabilities from any Person by operation of law, agreement or otherwise), other than if caused by breach of this Agreement by Purchaser; (ii) any inaccuracy or breach of any representation or warranty of Mosaic contained in this Agreement; and (iii) any breach of any covenant or agreement of Mosaic contained in this Agreement.

9.2.	Purchaser and Vale hereby jointly and severally undertake to indemnify and hold Mosaic and its Affiliates and any of their directors, officers, employees or agents harmless, from and against any and all Losses, arising out of or relating to (i) any inaccuracy or breach of any representation or warranty of Purchaser and/or Vale contained in this Agreement; (ii) any breach of any covenant or agreement of Purchaser and/or Vale contained in this Agreement; (iii) the provision set forth in Section 5.1(ii)(b); (iv) as a result of the mandatory tender offer to be carried on by Purchaser or its permitted assigns involving Fosfertil; and (v) any corporate reorganization involving Fosfertil and Fertifos that may be implemented by Purchaser, other than the Mosaic Reorganization to the extent it may affect the Purchaser and/or any of its Affiliates. Purchaser and Vale shall indemnify and hold Mosaic and its Affiliates harmless with respect to Losses deriving from actions taken in connection with the implementation of the Mosaic Reorganization, to the extent that the Purchaser or any of its Affiliates have given cause to such Losses.

9.3.	Notwithstanding the foregoing, the indemnification obligation of Mosaic relating to the Mosaic Reorganization set forth in Section 9.1 above shall not apply with respect to the sale of the Cubatão Complex to Purchaser, which shall be governed pursuant to a certain Option Agreement dated as of the date hereof.

10.	Standstill; Rights over the Shares.

10.1.	Until the Closing Date and except as a result of the Mosaic Reorganization or as expressly authorized in this Agreement, Mosaic will not purchase, assign, sell, offer to purchase or to sell, or in any manner transfer, including by means of the creation of a Lien, engage in negotiations or enter into any kind of transaction with any third party with respect to, any sale or purchase of Equity Holdings, including the Shares, or assets relating to the Bunge Fertilizer Business, as well as other shares in Fertifos and Fosfertil, or rights, options or securities convertible into shares of Fertifos or Fosfertil without the prior written consent of Purchaser. Mosaic shall promptly notify Purchaser if it becomes aware of any proposal or offer in connection therewith.

10.2.	Parties further agree that during the period between the date of the closing of the acquisition by Purchaser of 100% of the shares of the capital stock of BPI and the Closing Date, Purchaser and Mosaic agree to vote, or to cause any of its Affiliates and/or board members appointed by them to vote, in favor of:

(a)	the replacement of the six (6) members of the Board of Directors of Fertifos previously appointed by shareholders of Fertifos other than Mosaic, by those individuals indicated by Purchaser;

(b)	cause the Board of Directors of Fertifos to replace the three (3) Executive Officers of Fertifos previously appointed by shareholders of Fertifos, by those individuals indicated by Purchaser;

(c)	the replacement of the members of the Board of Directors of Fosfertil other than those appointed by preferred shareholders and/or employees of Fosfertil, by those individuals indicated by Purchaser;

(d)	the maintenance of the members of the Board of Directors of Fertifos and Fosfertil appointed by Mosaic and currently in office;

(e)	Fosfertil’s and Fertifos’ 2009 annual accounts, as well as the distribution only of the applicable statutorily mandated dividends, and of not approving the payment of interest on equity (juros sobre capital próprio); and

(f)	the approval of any matter proposed by Purchaser or by the management of the relevant companies in the interest of Fertifos, Fosfertil and/or its shareholders, to the extent such matter (i) does not result in a adverse effect for Mosaic, which shall be reasonably justified, and (ii) does not impair the compliance of the provisions hereby undertaken by the parties.

10.3.	Mosaic and Purchaser shall approve the merger of Fertifos into Fosfertil on a date to be mutually agreed between Mosaic and Purchaser, but no later than prior to the date on which the Triggering Event occurs.

11.	Non Compete Commitment

11.1.	Vale further undertakes, on its behalf and on behalf of all its Affiliates for a period of three (3) years counted from the Closing Date, not to, directly or indirectly, engage in production/distribution and/or sale, in Brazil, of physically blended mineral fertilizers. The obligation undertaken by the Purchaser in this Section 11.1 shall not restrict the ability of the Purchaser or any of its Affiliates to acquire, invest, own, manage, explore and/or operate Copebrás – Companhia Petroquímica Brasileira.

11.2.	Mosaic further undertakes, on its behalf and on behalf of all of its Affiliates, for a period of three (3) years counted from the Closing Date, not to, directly or indirectly, engage in the phosphate mining business in Brazil. The obligation undertaken by Mosaic in this Section 11.2 shall not restrict the ability of Mosaic or any of its Affiliates to acquire, invest, own, manage, explore and/or operate Copebrás – Companhia Petroquímica Brasileira.

12.	No Material Adverse Effect

12.1.	Mosaic and Purchaser acknowledge that the Closing of the purchase and sale of the Closing Equity Holdings shall not be affected by the occurrence of any fact or event or the practice of any acts which may constitute a material adverse effect, nor shall the occurrence of any of such facts, events or acts be used as grounds for any claim for Purchaser to modify the Purchase Price.

13.	Specific Performance.

13.1.	Each Party acknowledges that the other Party will have no adequate remedy at law if such other Party fails to perform its applicable obligations under this Agreement to deliver the Closing Equity Holdings or pay the Purchase Price at the Closing. The Parties agree that, in such event, as well as to enforce compliance with Section 16.5, (i) the other Party shall have the right, in addition to any other rights either may have, to specific performance of such obligation and (ii) it will not take any action to impede the other Party’s efforts to enforce such right of specific performance.

14.	Costs and Expenses.

14.1.	Each Party shall bear its own costs and expenses incurred in connection with the transactions contemplated herein.

15.	Notices.

15.1.	All demands, notices, requests, consents, communications and deliveries hereunder shall be in writing and shall be deemed to have been duly given if personally delivered by courier service, e-mail, fax or hand delivery to the addresses set forth in Exhibit 15.1, or such other addresses as may be furnished hereafter by notice in writing to such addresses.

15.2.	All demands, requests, consents, notices, communications and deliveries shall be deemed to have been given either at the time of actual delivery thereof to the individuals named in Exhibit 15.1 as the same may be changed in accordance with Section 15.1.

16.	Confidentiality.

16.1.	Any information that was or will be provided to the Parties in connection with the transactions contemplated hereby, is strictly confidential information (“Confidential Information”). Neither Party shall make any press release or other public announcement or disclose the existence of this Agreement or the terms and conditions set forth herein without first furnishing the other Party with a reasonable opportunity to review and comment thereon.

16.2.	The restriction provided for in Section 16.1 does not apply should the obligation to disclose the information be required by law, legal process or by an order, judgment or decree of a court or other governmental authority of competent jurisdiction. If either Party is required by any such law, legal process, order, judgment, or decree or Court order to disclose Confidential Information, such Party shall, to the extent permitted thereby, provide the other Party with prompt written notice of such requirement and cooperate with such other Party in obtaining an appropriate protective order or other relief that may be sought. Either Party may transmit Confidential Information or disclose the existence and terms of this Agreement to, and only to, directors, officers, employees, agents, counsels, auditors, consultants or other representatives (“Representatives”) of such Party or any of its Affiliates, but only to the extent such Representatives need to know. Such Representatives have been or shall be advised of the obligation for protecting the Confidential Information and the other obligations hereunder, and shall use the same degree of care as is used with such Party’s Confidential Information. Each of the Parties shall be responsible for any breach of the obligations hereunder by it, by such Party’s respective Affiliates, or by the respective Representatives of such Party or its Affiliates.

16.3.	Mosaic hereby represents that it has full knowledge that Vale is a publicly-held company which has shares listed in BM&FBOVESPA and in the New York Securities Exchange – NYSE (through ADRs) and, accordingly, is subject to disclosure requirements in Brazil and in the United States of America.

16.4.	Purchaser hereby represents that it has full knowledge that Mosaic is a public held company with stock registered under Section 12(b) of the U.S. Securities Exchange Act of 1934, as amended, and listed on the NYSE, and, accordingly, is subject to the disclosure requirements of Forms 8-K, 10-Q and 10-K and Items 2 and 10 of the Exhibit Table included in Item 601 of Regulation S-K promulgated by the U.S. Securities and Exchange Commission.

16.5.	Notwithstanding the confidentiality obligations of this Section 16, so as to ensure the performance of the obligations undertaken under this Agreement in connection with the delivery of the Closing Equity Holdings at the Closing, the exercise of the voting undertakings related to the Shares provided for in this Agreement and in order to be valid before third parties, for the purposes of Article 118 of the Brazilian Corporation Law, one copy hereof shall be filed in each of the Fertifos and Fosfertil head offices, which shall register it in their respective “Nominative Shares Registry Book” or equivalent registry and on the shares certificates, if any.

17.	Assignment.

17.1.	This Agreement and the rights and obligations hereunder shall not be assignable or transferable by any Party without the prior written consent of the other Party, except that either Party is free to assign its rights and obligations hereunder to any of its Affiliates, to which assignment the other Party hereby agrees, provided, however that: (i) Purchaser shall not be allowed to assign the Option or any Equity Holdings transferred pursuant to the Option until after the Closing, without Mosaic’s prior written consent; provided, however, that Purchaser may assign any of its rights and obligations hereunder to any of its Affiliates, to the extent that such Affiliate is a direct majority owner subsidiary of Vale International S.A., a Swiss company indirectly controlled by Vale; (ii) Vale is not allowed to assign its obligations under this Agreement and shall remain bound to the terms hereunder; (iii) the Party that assigns its rights and obligations hereunder shall remain jointly and severally liable with the relevant permitted assign for the rights and obligations hereunder; (iv) the assignor shall evidence to the other Party that the permitted assign is legally and financially able to assume the obligations hereunder and that the implementation of all of the terms of this Agreement will not violate or harm third party’s rights, including rights of creditors. Any purported assignment in violation of this Section 17.1 shall be null and void.

18.	Competition Authorities Notifications

18.1.	Purchaser agrees to make all necessary filings pursuant to applicable competition laws as necessary in order to obtain approval for the transactions contemplated by this Agreement. Parties agree to respond as promptly as practicable to any inquiries received from competition authorities and agree to promptly supply any additional information and documents that may be requested by such authorities. Costs and expenses incurred in such filings shall be borne by Purchaser, except for the costs of their own attorneys and/or consultants, acting in such filings, which shall be borne by each of the Parties.

18.2.	Purchaser shall be responsible for any and all costs, requirements and impositions arising from any partial or totally unfavorable decision, whether temporary or final, of such competition authorities, unless those costs, requirements and impositions arise from any misconduct of Mosaic, in which case Mosaic will support those costs, requirements and impositions.

19.	Guarantee

19.1.	Vale hereby undertakes to fully guarantee the performance of the obligations undertaken under this Agreement by Purchaser and its permitted assigns. Each of Mosaic and Mosaic Brazil hereby, jointly and severally, undertakes to fully guarantee the performance of the obligations that may be undertaken by Mosaic’s Affiliates and its permitted assigns under this Agreement.

20.	Miscellaneous.

20.1.	For the purposes of this Agreement, in case the Purchase Price or any other payment becomes due in Brazilian Reais, the amount in Brazilian Reais to be paid shall be converted from the amount due in US dollars at the average between the closing and sale rates pursuant to the PTAX 800, currency 220, Option 5, disclosed by the Central Bank of Brazil on the Business Day immediately before the Closing Date or any other date when a payment becomes due and payable by a Party.

20.2.	Immediately following the closing of the acquisition of the BPI shares, Purchaser hereby undertakes to cooperate with Mosaic in providing Mosaic with such reasonable historic financial information, including tax returns and tax payment receipts with respect to Fertifos and Fosfertil and such other information in each case as reasonably requested by Mosaic, which shall be subject to the terms of Section 16. hereof.

20.3.	This Agreement may not be changed, modified, terminated or discharged in whole or in part, except by an instrument in writing signed by each of the Parties hereto.

20.4.	This Agreement constitutes the irrevocable and irreversible agreement between the Parties, and shall be binding on their heirs, executors, administrators, successors and any assigns thereof on any account whatsoever.

20.5.	In the event any or more provisions of this Agreement shall for any reason be duly held to be invalid, illegal or otherwise unenforceable, such invalidity, illegality or unenforceability shall not affect any other provision of this Agreement, and this Agreement shall be interpreted and construed as if such invalid, illegal or unenforceable provision had never been contained herein.

20.6.	This Agreement contains the entire understanding of and all agreements between the Parties hereto with respect to the subject matter hereof and supersedes any prior or contemporaneous agreements or understandings, oral or written, pertaining to any such matters which agreements or understandings shall be of no force or effect for any purpose. To the extent there is any conflict between any provision hereof and any provision in any other document or agreement between the Parties hereto, this Agreement shall control, except for the Share Purchase Agreement entered into between the Parties on the date hereof, which shall prevail.

20.7.	This Agreement may be executed in any number of counterparts, each of which shall be deemed an original, but all of which together shall constitute one and the same instrument.

20.8.	This Agreement has been negotiated and is being executed in the English language. Should a translation be required, such translation shall be done by a sworn translator. To the extent there is any conflict between the English version and the translated versions, the English version shall prevail.

21.	Termination.

21.1.	This Agreement shall terminate upon the earlier of (i) the expiration of the term for exercise of the Options, without exercise thereof by the Parties; or (ii) the acquisition, by a third party, of equity securities representing at least 50% of the total voting power of Fosfertil on a fully diluted basis.

22.	Governing Law.

22.1.	This Option Agreement shall be governed by and pursuant to the laws of Brazil.

23.	Dispute Resolution.

23.1.	Any and all controversies, claims or disputes arising out of, relating to, or having any connection with this Agreement including, but not limited, to any issue regarding its existence, validity, interpretation, performance, termination or breach thereof shall be exclusively and definitively settled by final and binding arbitration.

23.2.	The arbitration proceeding shall be conducted in accordance with the then existing Rules of Arbitration of the Chamber of Commerce Brazil-Canada (“CCBC Rules”) and the terms of Law No. 9,307, dated September 23, 1996, as amended (“Brazilian Arbitration Law”). The arbitration proceedings filed under this Agreement shall be administered by the CCBC.

23.3.	The arbitration proceeding shall be conducted by a tribunal formed by three (3) arbitrators, of whom one (1) shall be appointed by the claimant, one (1) by respondent and the third, who shall serve as chairperson of the arbitration tribunal, shall be appointed by the two party-appointed arbitrators, or, in the event the two party-appointed arbitrators are unable to agree upon the selection of the chairperson or to obtain the chairperson’s acceptance of such appointment within the time frame established by the CCBC Rules, the chairperson of the CCBC shall appoint the chairperson of the arbitral tribunal within five (5) days. The decision of the arbitrators shall be based upon Brazilian law. If at any time a vacancy occurs in the arbitral tribunal, the vacancy shall be filled in the same manner and subject to the same requirements as provided for the original appointment to that position.

23.4.	The place of arbitration shall be the City of São Paulo, but the Parties are free to designate other place for the hearings upon a mutual agreement.

23.5.	The language of the arbitration shall be Portuguese, and all documents and testimony offered into evidence during the arbitration shall be translated into Portuguese at the expense of the person offering the evidence.

23.6.	The award of the arbitral tribunal shall be final, non-appealable and binding. Any monetary award shall be made in Reais. Judgment on the final award or any interim award issued by the arbitral tribunal may be entered and enforced by any court of competent jurisdiction.

23.7.	Each of the Parties retains the right to seek judicial assistance exclusively to: (i) compel arbitration; (ii) apply for interim measures of protection rights prior to the constitution of the arbitral tribunal, and any such action shall not be construed as a waiver of the arbitration proceedings by the Parties; (iii) enforce any decision of the arbitrators, including the final award; and (iv) other proceedings expressly admitted by Brazilian Arbitration Law. If any of the parties decides to seek judicial assistance, the Central Courts of the City of São Paulo shall have exclusive jurisdiction.

[Intentionally Left Blank]

IN WITNESS WHEREOF, the Parties hereto have caused this Agreement to be duly executed in four (4) counterparts by their respective authorized representatives and by the two (2) witnesses below on the date first written above.

		Mineração Naque S.A.

		By:
			Name:
			Title:

		By:
			Name:
			Title:

		The Mosaic Company

		By:
			Name:
			Title:

		By:
			Name:
			Title:

		Vale S.A.

		By:
			Name:
			Title:

		By:
			Name:
			Title:

		Mosaic Fertilizantes do Brasil S.A.

		By:
			Name:
			Title:

Witnesses:

1.		2.
	Name:		Name:
	I.D.:		I.D.:

(Signature page of the Option Agreement dated February 10, 2010, entered into by and between

Mineração Naque S.A. and The Mosaic Company, as Parties, Vale S.A. as Guarantor and Mosaic

Fertilizantes do Brasil S.A. as Intervening Party)

LIST OF SCHEDULES AND EXHIBITS

Schedule 8.2 – Credits Against Fertifos and Fosfertil

Schedule 8.3 – Certain Financing Agreements Requiring Consent

Exhibit 5.1(ii) – Petitions for Termination and Mutual Release of Certain Existing Lawsuits

Exhibit 15.1 – Notice Addresses